

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4628

January 23, 2018

<u>Via E-mail</u>
Joel S. Hatlen
Vice President, Chief Operating Officer, Chief Financial Officer,
Secretary and Treasurer
Data I/O Corporation
6645 185th Avenue Northeast
Suite 100
Redmond, Washington 98052

   Re: Data I/O Corporation
     10-K for Fiscal Year Ended December 31, 2016
     Filed March 28, 2017
     File No. 0-10394

Dear Mr. Hatlen:

   We refer you to our comment letter dated December 21, 2017 regarding business contacts with North Korea, Sudan, and Syria. We have completed our review of this subject matter. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

            Sincerely,

            /s/ Cecilia Blye

            Cecilia Blye, Chief
            Office of Global Security Risk

cc: Amanda Ravitz
   Assistant Director
   Division of Corporation Finance

   Robert Quy
   Corporate Controller
   Data I/O Corporation